

07006156

AB 3/26

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

449 N. Canon Drive, Suite 100
(No. and Street)

Beverly Hills, (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Farahi 310-276-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2006

NEWPOINT SECURITIES, L.L.C.
449 NORTH CANON DRIVE, SUITE 100
BEVERLY HILLS, CALIFORNIA 90210


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
185
SECTION

CONTENTS

PART I

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

I have audited the accompanying statement of financial condition of NewPoint Securities, L.L.C. as of December 31, 2006 and related statements of income, changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3- 1. These financial statements are the responsibility of NewPoint Securities, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of NewPoint Securities, L.L.C. as of December 31, 2006 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 20, 2007

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash	$ 14,716
Clearing Deposit	104,235
Due from Clearing Broker	2,212
Furniture & Equipment Net of $156,849 Depreciation	15,134
Security Deposits	9,938
Total Assets	$ 146,235

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$ 13,619
Accrued Expenses – State LLC Tax	4,100
Total Liabilities	17,719

Member's Equity

Capital	1,913,558
Accumulated Deficit	(1,785,042)
Total Member's Equity	128,516
Total Liabilities and Member's Equity	$ 146,235

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues - Page 11	$ 48,033
Operating Expenses Page 12	360,072
Income/ (Loss) Before Income Tax	(312,039)
Tax Provision	800
Net Income/ (Loss)	$(312,839)

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2006	$1,631,607	$(1,472,203)	$ 159,404
Net Income/ (Loss)		(312,839)	(312,839)
Capital Contributed	282,000		282,000
Distribution	(49)		(49)
Balance, December 31, 2006	$1,913,558	$(1,785,042)	$ 128,516

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

NET CASH PROVIDED BY OPERATIONS	
Net income/ (loss)	$(312,839)
Depreciation	21,600
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Due from clearing broker	(157)
Accounts payable	9,419
Accrued expenses	800
NET CASH (REQUIRED) BY OPERATIONS	(281,177)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Furniture & Equipment	999
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	282,000
Distribution	(49)
Cash provided by financing activities	281,951
NET INCREASE IN CASH	1,773
Cash at beginning of period	12,943
CASH BALANCE	$ 14,716
Interest Paid	$ 0
Income Tax	$ 0

The accompanying notes are an integral part of these financial statements

NEWPOINT SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Newpoint Securities, LLC, the Company was approved as a broker-dealer by the NASD on May 9, 2000. The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all of the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

Property and equipment are being depreciated over 5 years.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2006, the Company had a net capital of $101,654 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

On August 27, 2004 the Company was given permission to reduce its net capital requirement from $100,000 to $5,000.

NOTE 4 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEWPOINT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2006

NOTE 6 - INCOME TAXES

The Company is a Limited Liability Company, (LLC). As such it pays no Federal tax but passes its income or loss directly to its members. There is a minimum state tax ($800) plus a fee based on revenue over $250,000.

NOTE 7 - COMMITMENTS

The Company executed a new lease running through March 31, 2007 with an option for one additional year. The Company has not decided yet on the renewal of the option.
Lease payments are:

2007	$ 28,463

NOTE 8 – RELATED PARTY TRANSACTIONS & EXPENSE SHARING

The Company does have a written expense sharing agreement. All officers and staff who assist in the broker-dealer's operations are paid by a related company. Rent and certain other expenses are paid by the Company.

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C-3

Newpoint Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Newpoint Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (ii).

NEWPOINT SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 128,516
Less: Non allowable assets - Schedule	(26,568)
Haircuts – money market	(294)
NET CAPITAL	$ 101,654
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 1,187
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 96,654
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 99,882
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 17,719
Percentage of aggregate indebtedness to net capital	17.43%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2006 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 103,253
Accrued State LLC Tax	(800)
Accounts Payable	(769)
Haircut	(30)
AUDITED	$ 101,654

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
NON ALLOWABLE ASSETS
DECEMBER 31, 2006

NON ALLOWABLE ASSETS

Net Property & Equipment	$ 15,134
Deposits	9,938
Due from Clearing Broker	1,496
TOTAL NON ALLOWABLE ASSETS	$ 26,568

The accompanying notes are an integral part of these financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2006 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 20, 2007

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2006

Listed Equity	$ 65
Insurance/Annuities Commissions	16,159
Retail Mutual Fund Commissions	10,357
Retail Equity Commission	2,262
OTC & Other Business	2,671
Listed Options	60
Money Market Fund	5,213
Interest	8,571
Other Income	2,675
Total Revenue	$ 48,033

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

Accounting	$ 21,631
Bank Charges	1,044
Clearing Charges	2,533
Computer	197
Depreciation	21,600
Dues and Subscriptions	3,104
Education & Training	374
Insurance	2,584
Internet Provider	11,097
Legal	150
License and Permits	1,049
NASD Fees/Assessment	1,505
Office Expense	10,712
Office Services	724
Outside Services	154,307
Postage and Delivery	144
Rent –Office	112,750
Repairs and Maintenance	295
Telephone	13,070
All Other	1,202
	$360,072

The accompanying notes are an integral part of these financial statements.

PART II

NEWPOINT SECURITIES, L.L.C.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
NewPoint Securities, LLC
Beverly Hills, California

In planning and performing my audit of the financial statements and supplemental schedules of NewPoint Securities, LLC (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
NewPoint Securities, LLC
Beverly Hills, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 20, 2007

END